Exhibit 99.1

Pembina Pipeline Corporation to Host Investor Day in Toronto

CALGARY, Nov. 19, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) will hold an Investor Day on Tuesday, December 4, 2012 at One King West in Toronto, Ontario.

Members of the senior executive will provide updates on strategy, operations and capital projects.  Also included are highlights from Pembina's pipeline integrity program.

Parties interested in attending the event please RSVP to rsvp@pembina.com. A live webcast will begin at 8:30 a.m. EST. To register for the webcast please click the following link http://event.on24.com/r.htm?e=543882&s=1&k=BD494E58874527F19D5F6A47CF038284. The webcast and presentation will be accessible and available for replay through Pembina's website www.pembina.com under Investor Centre, Presentations & Events.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along each step of the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:41e 19-NOV-12